10531 4S Commons Drive, B464

San Diego, California 92127

Telephone: (619) 889-1743

steve@sjdavislaw.com

www.sdlawgroupapc.com

November 20, 2018

Via EDGAR Correspondence

Securities and Exchange Commission

Washington, DC 20548

Attention: Tim Buchmiller

Division of Corporation Finance

Office of Electronics and Machinery

Re:DataSight Corporation (the “Company”)

(formerly, LED Lighting Company)

Preliminary Proxy Statement on Schedule 14A (the “PRE14A”)

Filed November 7, 2018

File No. 000-54146

Dear Mr. Buchmiller:

SD Law Group APC (the “Firm”) is legal counsel for the Company. This letter has been prepared by the Firm on behalf of the Company in response to the verbal comment of the staff (the “Staff”) communicated to the Firm on November 19, 2018 regarding the Company’s PRE14A. For your convenience, we have included the verbal comment and the Company’s response:

1.Please tell us the authority on which you rely to incorporate an amendment to a Form 8-K. Also, tell us if you whether you are seeking to address the Schedule PRE14A items mentioned in our letter dated September 19, 2018, and include in your response the effect on the acquisition transaction if the shareholders do not approve the amendment to your certificate of incorporation.

Company Response: The incorporation by reference in the PRE14A to the Company’s Form 8-K/A filed on November 2, 2018 (the “Form 8K/A”) was included to address Note A of Schedule 14A referenced in the Staff’s letter dated September 19, 2018. After further discussions and clarifications with Staff, the Company believes that the incorporation by reference is no longer necessary since the acquisition transaction has been completed, and there will not be any effect on the acquisition transaction if the Company shareholders do not approve the amendment to the Company’s Certificate of Incorporation. The Company has therefore filed an amended PRE14A which deletes the incorporation by reference to the Form 8K/A.

The Company’s acquisition of DataSight, Inc. was completed on October 8, 2018 pursuant to which the DataSight, Inc. shareholders became Company shareholders and own all of the Company’s Series A Preferred Stock. The consent solicitation described in the PRE14A is not a solicitation for the approval of the acquisition. The completion of the acquisition did not require the approval of the Company’s shareholders pursuant to Delaware General Corporation Law. If the amendment to the Company’s Certificate of Incorporation is not approved by the Company shareholders, the Company common stock holders will continue to own the same number of shares of Company common stock as they currently own, and the Company Series A Preferred Stock holders will continue to own their shares of Series A Preferred Stock. However, the Company believes that the amendment will be approved by the Company shareholders since three shareholders which together hold a majority of the shares of Series A Preferred Stock have sufficient votes to approve of the amendment.

The Company believes that the PRE14A and this response also addresses the items mentioned in the Staff’s letter dated September 19, 2018. Please contact me should the Staff have any further questions regarding the PRE14A.

Sincerely,

/s/ Steven J. Davis

Steven J. Davis